UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
____________________________
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 (Amendment No. 3)*
_____________________________
Tempur Sealy International Inc.
 (Name of Issuer)
Common Stock
 (Title of Class of Securities)
88023U101
(CUSIP Number)
December 31, 2015
 (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]        Rule 13d-1(b)
[X]        Rule 13d-1(c)
[_]        Rule 13d-1(d)
__________________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	88023U101

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chieftain Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York, NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,340,368

6	SHARED VOTING POWER

0

7	SOLE DISPOSITIVE POWER

2,579,808

8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,579,808

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.15%

12	TYPE OF REPORTING PERSON*

CO, IA
** SEE INSTRUCTION BEFORE FILLING OUT **

CUSIP No	88023U101

Item 1.	(a).	Name of Issuer:

Tempur Sealy International Inc.

(b).	Address of Issuer's Principal Executive Offices:

1000 Tempur Way Lexington, Kentucky 40511

Item 2.	(a).	Name of Person Filing:

Chieftain Capital Management, Inc.

	(b).	Address of Principal Business Office, or if None, Residence:

510 Madison Avenue New York, NY 10022

	(c)	Citizenship

Please refer to Item 4 above on the filing person's cover sheet

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

88023U101

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act.
(b)	[_]	Bank as defined in section 3(a)(6) of the Act.
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act.
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	[_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,579,808

(b)	Percent of class:

4.15%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,340,368
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or direct the disposition of 2,579,808
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class. [X]

As of December 31, 2015, Chieftain Capital Management, Inc. no longer beneficially owns greater than 5% of the Issuer's Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2016
Chieftain Capital Management, Inc.

By:	/s/ Ralph J. Stuto
Name: Ralph J. Stuto
Title: Chief Compliance Officer

SK 12720 0001 7025968